VoiceInterop, Inc.

8000 N. Federal Hwy Suite 100, Boca Raton, FL 33487 • Tel 561-939-3300 •Fax 561-953-5073

August 16, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC  20549

Re:

VoiceInterop, Inc.

Registration Statement on Form S-1

Commission File No. 333-231420

Ladies and Gentlemen:

We would like to revise the date on which we request that our registration statement be declared effective. Please disregard our letter dated August 15, 2019.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VoiceInterop, Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231420) (the "Registration Statement"), so that it may become effective at 4:00 p.m. on August 22, 2019, or as soon thereafter as practicable.

Thank you for your prompt attention to this request.  Should you have any questions, please contact Laura Holm of Fox Rothschild LLP, counsel to the Registrant, at (561) 804-4408

Very truly yours,

VoiceInterop, Inc.

By: /s/ Larry  Reid

Larry Reid

Chief Executive Officer